May 2026 Pricing Supplement dated May 15, 2026 Registration Statement No. 333-275898 Filed Pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS

Fixed to Floating Rate Callable Notes due May 21, 2046

Daily Secured Overnight Financing Rate (SOFR) Linked Range Accrual Notes

The notes will accrue interest, payable quarterly, at a rate equal to:

▪	from and including the original issue date to but excluding May 21, 2027 (the “fixed rate period”): 9.05% per annum; and

▪	from and including May 21, 2027 to but excluding the maturity date (the “floating rate period”): 9.05% per annum, but only on each calendar day for which daily Secured Overnight Financing Rate (“daily SOFR”), which we refer to as the reference rate, is (a) greater than or equal to the lower barrier of 0.00% per annum and (b) less than or equal to the upper barrier of 5.00% per annum.

You may not receive any interest payments during the floating rate period. We may redeem the notes in whole, but not in part, as described under “Summary Terms” below. The notes are for investors who seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving little or no interest on the notes during the floating rate period. The notes are senior unsecured debt securities issued as part of Royal Bank of Canada’s Senior Global Medium-Term Notes, Series J program. All payments on the notes are subject to the credit risk of Royal Bank of Canada.

FINAL TERMS
Issuer:	Royal Bank of Canada
Aggregate principal amount:	$3,000,000
Stated principal amount:	$1,000 per note
Pricing date:	May 15, 2026
Original issue date:	May 21, 2026
Maturity date:*	May 21, 2046
Payment at maturity:

If the notes are not redeemed prior to maturity, you will receive on the maturity date per note the stated principal amount plus any accrued and unpaid interest.

All payments on the notes are subject to our credit risk.

Interest rate:

For each interest period occurring from and including the original issue date to but excluding May 21, 2027 (the “fixed rate period”):

9.05% per annum

For each interest period occurring from and including May 21, 2027 to but excluding the maturity date (the “floating rate period”), a per annum rate calculated as follows:

9.05% × (the actual number of accrual days in that interest period / the actual number of calendar days in that interest period)

where an “accrual day” means a calendar day for which the reference rate is (a) greater than or equal to the lower barrier and (b) less than or equal to the upper barrier.

Lower barrier:	0.00% per annum
Upper barrier:	5.00% per annum
Reference rate:

With respect to any relevant day during the floating rate period, the reference rate will be daily SOFR, determined as set forth under “General Terms of the Notes—Reference Rates—Daily SOFR and Compounded SOFR” in the accompanying product supplement, for that day, provided that, if any day is not a U.S. government securities business day, the reference rate for that day will be daily SOFR for the immediately preceding U.S. government securities business day.

Notwithstanding the foregoing, for each day from and including the fifth U.S. government securities business day immediately preceding an interest payment date to but excluding that interest payment date, the reference rate will be daily SOFR for the fifth U.S. government securities business day immediately preceding that interest payment date.

Interest payment dates:*	Quarterly, on the 21st calendar day of February, May, August and November of each year, beginning on August 21, 2026 and ending on the maturity date. If an interest payment date is not a business day, interest will be paid on the next business day, without adjustment to the end date of the relevant interest period, and no additional interest will be paid in respect of the postponement.
Interest period:	Each period from and including an interest payment date (or, for the first interest period, the original issue date) to but excluding the next following interest payment date
Redemption:	The notes are redeemable at our option, in whole, but not in part, on any call date upon 10 business days’ prior written notice. If we redeem the notes, we will pay you the principal amount, together with any applicable interest payment, on the relevant call date. No further payments will be made on the notes.
Call dates:*	The interest payment date scheduled to occur on May 21, 2027 and each interest payment date thereafter
	(terms continued on the next page)
Commissions and issue price:	Price to public	Agent’s commissions	Proceeds to issuer
Per note	$1,000.00	$2.50(1) $2.50(2)	$995.00
Total	$3,000,000	$15,000	$2,985,000

(1) RBCCM, acting as agent for Royal Bank of Canada, will receive a fee of $5.00 per note and will pay to Morgan Stanley Wealth Management (“MSWM”) a fixed sales commission of $2.50 for each note. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

(2) Of the amount received by RBCCM, acting as agent for Royal Bank of Canada, RBCCM will pay MSWM a structuring fee of $2.50 for each note.

The initial estimated value of the notes determined by us as of the pricing date, which we refer to as the initial estimated value, is $941.80 per note and is less than the public offering price of the notes. The market value of the notes at any time will reflect many factors, cannot be predicted with accuracy and may be less than this amount. We describe the determination of the initial estimated value in more detail below.

An investment in the notes involves certain risks. See “Risk Factors” beginning on page 5 of this document and “Risk Factors” in the accompanying prospectus, prospectus supplement and product supplement.

You should read this document together with the documents listed below, each of which can be accessed via the hyperlinks below, before you decide to invest. Please also see “Additional Information about the Notes” in this document.

Prospectus dated December 20, 2023	Prospectus Supplement dated December 20, 2023	Product Supplement No. 1B dated July 22, 2025

None of the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of the notes or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality. The notes are not bail-inable notes and are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

Fixed to Floating Rate Callable Notes due May 21, 2046

Daily Secured Overnight Financing Rate (SOFR) Linked Range Accrual Notes

Terms continued from previous page:
Day count convention:	30 / 360
CUSIP / ISIN:	78014RU24 / US78014RU240
Listing:	The notes will not be listed on any securities exchange.
Agent:	RBC Capital Markets, LLC (“RBCCM”)

* Subject to postponement. See “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

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Additional Information

You should read this document together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which the notes are a part, and the product supplement no. 1B dated July 22, 2025. This document, together with these documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this document and the documents listed below. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its date.

If the information in this document differs from the information contained in the documents listed below, you should rely on the information in this document.

You should carefully consider, among other things, the matters set forth in “Risk Factors” in this document and the documents listed below, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm

•	Prospectus Supplement dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm

•	Product Supplement No. 1B dated July 22, 2025:

https://www.sec.gov/Archives/edgar/data/1000275/000095010325009131/dp231901_424b2-opsn1b.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this document, “Royal Bank of Canada,” the “Bank,” “we,” “our” and “us” mean only Royal Bank of Canada.

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How the Notes Work

The table set forth below illustrates the hypothetical per annum interest rate for an interest period during the floating rate period, based on a hypothetical number of accrual days and calendar days in that interest period. The table is only for illustrative purposes and may not show the actual interest rates applicable to investors during the floating rate period.

Hypothetical Number of Accrual Days	Hypothetical Number of Calendar Days	Hypothetical Per Annum Interest Rate
90	90	9.050%
75	90	7.542%
60	90	6.033%
45	90	4.525%
30	90	3.017%
15	90	1.508%
0	90	0.000%

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Risk Factors

An investment in the notes involves risks not associated with an investment in ordinary fixed to floating rate notes. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. Some of the risks that apply to an investment in the notes are summarized below, but we urge you to read also the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the notes unless you understand and can bear the risks of investing in the notes.

Risks Relating to the Terms and Structure of the Notes

▪	The notes may pay a below-market rate or no interest at all on one or more interest payment dates during the floating rate period. During the floating rate period, interest will accrue on the notes only on each accrual day, which is a calendar day for which the reference rate is (a) greater than or equal to the lower barrier and (b) less than or equal to the upper barrier. If there are no accrual days during an interest period during the floating rate period, no interest will be payable with respect to that interest period. You may not receive any interest payments during the floating rate period. Your return may be less than the return you would earn if you purchased one of our conventional senior interest-bearing debt securities.

▪	The interest rate on the notes will be capped. During the fixed rate period, the notes will bear interest at a fixed rate of 9.05% per annum. During the floating rate period, the notes will bear interest at a variable rate that will not exceed 9.05% per annum.

▪	The notes are subject to the risk of an early redemption. We have the option to redeem the notes on the call dates set forth above. It is more likely that we will redeem the notes prior to the maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the notes are redeemed prior to the maturity date, you may have to re-invest the proceeds in a lower rate environment, and you will not receive any further payments on the notes.

▪	Notes with a longer term may be riskier than notes with a shorter term. By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a security with a shorter tenor. The value of a longer-dated note tends to be more sensitive to rising interest rates than the value of a shorter-dated note. If interest rates rise, the value of a longer-dated note will typically fall faster than the value of a shorter-dated note. You should only purchase the notes if you are comfortable with owning a security with a longer tenor.

▪	Daily SOFR levels will be unequally weighted in determining the interest rate for each interest period during the floating rate period. If any day is not a U.S. government securities business day, the reference rate for that day will be daily SOFR for the immediately preceding U.S. government securities business day. In addition, for each day from and including the fifth U.S. government securities business day immediately preceding an interest payment date to but excluding that interest payment date, the reference rate will be daily SOFR for the fifth U.S. government securities business day immediately preceding that interest payment date. As a result, daily SOFR levels will be unequally weighted in determining the interest rate for each interest period during the floating rate period. This could reduce the interest rate for one or more interest periods during the floating rate period if a daily SOFR level referenced for multiple calendar days is below the lower barrier or above the upper barrier.

▪	Payments on the notes are subject to our credit risk, and market perceptions about our creditworthiness may adversely affect the market value of the notes. The notes are our senior unsecured debt securities, and your receipt of any amounts due on the notes is dependent upon our ability to pay our obligations as they come due. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment. In addition, any negative changes in market perceptions about our creditworthiness may adversely affect the market value of the notes.

Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes

▪	There may not be an active trading market for the notes; sales in the secondary market may result in significant losses. There may be little or no secondary market for the notes. The notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the notes; however, they are not required to do so and, if they choose to do so, may stop any market-making activities at any time. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which RBCCM or any of our other affiliates is willing to buy the notes.

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Even if a secondary market for the notes develops, it may not provide enough liquidity to allow you to easily trade or sell the notes. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial. If you sell your notes before maturity, you may have to do so at a substantial discount from the price that you paid for them, and as a result, you may suffer significant losses. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

▪	The initial estimated value of the notes is less than the public offering price. The initial estimated value of the notes is less than the public offering price of the notes and does not represent a minimum price at which we, RBCCM or any of our other affiliates would be willing to purchase the notes in any secondary market (if any exists) at any time. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the level of the reference rate, our credit ratings and financial condition, the internal funding rate we pay to issue securities of this kind (which is lower than the rate at which we borrow funds by issuing conventional fixed rate debt) and the inclusion in the public offering price of the agent’s commissions, our estimated profit and the estimated costs relating to our hedging of the notes. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the agent’s commissions, our estimated profit or the hedging costs relating to the notes. In addition, any price at which you may sell the notes is likely to reflect customary bid-ask spreads for similar trades. In addition to bid-ask spreads, the value of the notes determined for any secondary market price is expected to be based on a secondary market rate rather than the internal funding rate used to price the notes and determine the initial estimated value. As a result, the secondary market price will be less than if the internal funding rate were used.

▪	The initial estimated value of the notes is only an estimate, calculated as of the pricing date. The initial estimated value of the notes is based on the value of our obligation to make the payments on the notes, together with the mid-market value of the derivative embedded in the terms of the notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our internal funding rate (which represents a discount from our credit spreads), expectations as to interest rates and volatility and the expected term of the notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the notes or similar securities at a price that is significantly different than we do. The value of the notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the notes.

Risks Relating to Conflicts of Interest and Our Trading Activities

▪	Hedging and trading activity by us and our affiliates could potentially adversely affect the value of the notes. One or more of our affiliates and/or third-party dealers expect to carry out hedging activities related to the notes (and possibly to other instruments linked to the reference rate). Some of our affiliates also may conduct trading activities relating to the reference rate on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date or during the term of the notes could potentially affect the reference rate and, therefore, whether you receive any interest payments during the floating rate period.

▪	Our and our affiliates’ business and trading activities may create conflicts of interest. You should make your own independent investigation of the merits of investing in the notes. Our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the notes due to our and our affiliates’ business and trading activities, and we and our affiliates have no obligation to consider your interests in taking any actions that might affect the value of the notes. Trading by us and our affiliates may adversely affect the level of the reference rate and the market value of the notes. See “Risk Factors—Risks Relating to Conflicts of Interest” in the accompanying product supplement.

▪	RBCCM’s role as calculation agent may create conflicts of interest. As calculation agent, our affiliate, RBCCM, will determine any levels of the reference rate and make any other determinations necessary to calculate any payments on the notes. In making these determinations, the calculation agent may be required to make discretionary judgments, including those described under “— Risks Relating to the Reference Rate” below. In making these discretionary judgments, the economic interests of the calculation agent are potentially adverse to your interests as an investor in the notes, and any of these determinations may adversely affect any payments on the notes. The

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calculation agent will have no obligation to consider your interests as an investor in the notes in making any determinations with respect to the notes.

Risks Relating to the Reference Rate

▪	SOFR is a relatively new reference rate and its composition and characteristics are not the same as LIBOR. The publication of SOFR began in April 2018, and, therefore, it has a limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. The level of SOFR during the term of the notes may bear little or no relation to the historical actual or historical indicative SOFR data. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical data has been released by the Federal Reserve Bank of New York, production of such historical indicative SOFR data inherently involves assumptions, estimates and approximations. No future performance of SOFR may be inferred from any of the historical actual or historical indicative SOFR data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR.

The composition and characteristics of SOFR are not the same as those of LIBOR, and SOFR is fundamentally different from LIBOR for two key reasons. First, SOFR is a secured rate, while LIBOR is an unsecured rate. Second, SOFR is an overnight rate, while LIBOR is a forward-looking rate that represents interbank funding over different maturities (e.g., three months). As a result, there can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For example, since publication of SOFR began in April 2018, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmark or other market rates. For the same reasons, SOFR is not expected to be a comparable substitute, successor or replacement for LIBOR.

▪	The reference rate will be affected by a number of factors and may be volatile. Many factors may affect the reference rate including, but not limited to:

▪	supply and demand for overnight U.S. Treasury repurchase agreements;

▪	sentiment regarding underlying strength in the U.S. and global economies;

▪	expectations regarding the level of price inflation;

▪	sentiment regarding credit quality in the U.S. and global credit markets;

▪	central bank policy regarding interest rates;

▪	inflation and expectations concerning inflation;

▪	performance of capital markets; and

▪	any statements from public government officials regarding the cessation of the reference rate.

These and other factors may have a negative impact on the payments on the notes and on the value of the notes in the secondary market. Additionally, these factors may cause the reference rate to be volatile, and volatility of the reference rate may adversely affect your return on the notes.

▪	SOFR may be modified or discontinued and the notes may bear interest by reference to a rate other than SOFR, which could adversely affect the value of the notes. SOFR is published by the Federal Reserve Bank of New York based on data received by it from sources other than us, and we have no control over its methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time. There can be no guarantee, particularly given its relatively recent introduction, that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the notes. If the manner in which SOFR is calculated is changed, that change may result in a reduction in the amount of interest payable on the notes and the trading prices of the notes. In addition, the Federal Reserve Bank of New York may withdraw, modify or amend the published SOFR data in its sole discretion and without notice. The interest rate for any interest period during the floating rate period will not be adjusted for any modifications or amendments to SOFR data that the Federal Reserve Bank of New York may publish after the interest rate for that interest period has been determined.

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▪	Uncertainty as to some of the potential benchmark replacements and any benchmark replacement conforming changes we make may adversely affect the return on and the market value of the notes. If the calculation agent determines that a benchmark transition event and its related benchmark replacement date have occurred in respect of the reference rate, then the interest rate for an interest period during the floating rate period will no longer be determined by reference to daily SOFR, but instead will be determined by reference to a different rate, plus a spread adjustment, which we refer to as a “benchmark replacement,” as further described below.

If a particular benchmark replacement or benchmark replacement adjustment cannot be determined, then the next-available benchmark replacement or benchmark replacement adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (i) the relevant governmental body (such as the Alternative Reference Rates Committee), (ii) the International Swaps and Derivatives Association (“ISDA”) or (iii) in certain circumstances, the calculation agent. In addition, the terms of the notes expressly authorize the calculation agent to make benchmark replacement conforming changes with respect to, among other things, changes to the definition of “interest period,” the methodology, timing and frequency of determining rates and making payments of interest and other administrative matters. The determination of a benchmark replacement, the calculation of the interest rate on the notes during the floating rate period by reference to a benchmark replacement (including the application of a benchmark replacement adjustment), any implementation of benchmark replacement conforming changes and any other determinations, decisions or elections that may be made under the terms of the notes in connection with a benchmark transition event could adversely affect the value of the notes, the return on the notes and the price at which you can sell such notes.

In addition, (i) the composition and characteristics of the benchmark replacement will not be the same as those of the reference rate, the benchmark replacement may not be the economic equivalent of the reference rate, there can be no assurance that the benchmark replacement will perform in the same way as the reference rate would have at any time and there is no guarantee that the benchmark replacement will be a comparable substitute for the reference rate (each of which means that a benchmark transition event could adversely affect the value of the notes, the return on the notes and the price at which you may sell the notes), (ii) any failure of the benchmark replacement to gain market acceptance could adversely affect the notes, (iii) the benchmark replacement may have a very limited history and the future performance of the benchmark replacement may not be predicted based on historical performance, (iv) the secondary trading market for notes linked to the benchmark replacement may be limited and (v) the administrator of the benchmark replacement may make changes that could change the value of the benchmark replacement or discontinue the benchmark replacement and has no obligation to consider your interests in doing so.

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Information about the Reference Rate

SOFR is published by the Federal Reserve Bank of New York and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. For more information about SOFR, see “General Terms of the Notes—Reference Rates—Daily SOFR and Compounded SOFR” in the accompanying product supplement. The graph below sets forth the information relating to the historical performance of the reference rate for the period from January 4, 2021 to May 15, 2026. We obtained the information in the graph below from Bloomberg Financial Services, without independent verification. You should not take the historical performance of the reference rate as an indication of its future performance, and no assurance can be given as to the level of the reference rate on any day during the floating rate period.

Daily Secured Overnight Financing Rate (SOFR) January 4, 2021 to May 15, 2026

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Additional Information about the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions
Minimum ticketing size:	$1,000 / 1 note
Trustee:	The Bank of New York Mellon
Calculation agent:	RBCCM
Use of proceeds and hedging:	The net proceeds from the sale of the notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement and prospectus and to hedge market risks of Royal Bank of Canada associated with its obligation to make the payment at maturity on the notes. The initial public offering price of the notes includes the underwriting discount and commission and the estimated cost of hedging our obligations under the notes.

United States Federal Income Tax Considerations

You should review carefully the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations,” focusing particularly on the section entitled “—Tax Consequences to U.S. Holders—Notes Treated as Debt Instruments—Notes Treated as Variable Rate Debt Instruments.” The following, when read in combination with those sections, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

This discussion assumes that you purchased the notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you.

We intend to treat the notes for U.S. federal income tax purposes as “variable rate debt instruments,” as described in the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Debt Instruments—Notes Treated as Variable Rate Debt Instruments.” In the opinion of our counsel, which is based on current market conditions and representations provided by us, this treatment of the notes is reasonable under current law. Under that treatment, all stated interest on the notes would generally be treated as qualified stated interest and be taxable to a U.S. Holder at the time it accrues or is received in accordance with the U.S. Holder’s method of tax accounting.

If the notes were not treated as variable rate debt instruments, they would instead be subject to Treasury regulations governing “contingent payment debt instruments” as described in the section of the accompanying product supplement entitled “United States Federal Income Tax Considerations―Tax Consequences to U.S. Holders—Notes Treated as Debt Instruments—Notes Treated as Contingent Payment Debt Instruments.” If the notes were treated as contingent payment debt instruments, (i) a U.S. Holder would be required to recognize interest income based on our “comparable yield” for a similar non-contingent debt instrument and a “projected payment schedule” in respect of the notes, adjusted each year to take account for the difference between the actual and the projected payments in that year, and (ii) gain with respect to a note would be treated as ordinary income.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in your particular circumstances, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Canadian Federal Income Tax Consequences

You should read carefully the description of material Canadian federal income tax considerations relevant to a Non-resident Holder owning debt securities under “Supplemental Discussion of Canadian Tax Consequences” in the accompanying product supplement.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, RBCCM, an affiliate of Royal Bank of Canada, will purchase the notes from Royal Bank of Canada for distribution to MSWM. RBCCM will act as agent for the notes and will receive the fee specified on the front cover of this document and will pay to MSWM a fixed sales commission for each of the notes they sell as specified on the front cover of this document. Of the fee received by RBCCM, RBCCM will pay MSWM a structuring fee for each note

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as specified on the front cover of this document. The costs included in the original issue price of the notes will include a fee paid by RBCCM to LFT Securities, LLC, an entity in which an affiliate of MSWM has an ownership interest, for providing certain electronic platform services with respect to this offering.

MSWM may reclaim selling concessions allowed to individual brokers within MSWM in connection with the offering if, within 30 days of the offering, Royal Bank of Canada repurchases the notes distributed by such brokers.

The value of the notes shown on your account statement may be based on RBCCM’s estimate of the value of the notes if RBCCM or another of our affiliates were to make a market in the notes (which it is not obligated to do). That estimate will be based on the price that RBCCM may pay for the notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. For an initial period of approximately six months after the original issue date, the value of the notes that may be shown on your account statement is expected to be higher than RBCCM’s estimated value of the notes at that time. This is because the estimated value of the notes will not include the agent’s commission and our hedging costs and profits; however, the value of the notes shown on your account statement during that period is initially expected to be a higher amount, reflecting the addition of the agent’s commission and our estimated costs and profits from hedging the notes. This excess is expected to decrease over time until the end of this period, and we reserve the right to shorten this period. After this period, if RBCCM repurchases your notes, it expects to do so at prices that reflect its estimated value.

RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice. Unless RBCCM or its agent informs the purchaser otherwise in the confirmation of sale, this document is being used in a market-making transaction.

For additional information about the settlement cycle of the notes, see “Plan of Distribution” in the accompanying prospectus. For additional information as to the relationship between us and RBCCM, see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

Structuring the Notes

The notes are our debt securities. As is the case for all of our debt securities, including our structured notes, the economic terms of the notes reflect our actual or perceived creditworthiness. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under structured notes at a rate that is lower than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. The lower internal funding rate, the agent’s commission and the hedging-related costs relating to the notes reduce the economic terms of the notes to you and result in the initial estimated value for the notes being less than their public offering price. Unlike the initial estimated value, any value of the notes determined for purposes of a secondary market transaction may be based on a secondary market rate, which may result in a lower value for the notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with RBCCM and/or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, volatility and the tenor of the notes. The economic terms of the notes and the initial estimated value depend in part on the terms of these hedging arrangements.

See “Risk Factors—Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes—The initial estimated value of the notes is less than the public offering price” above.

Validity of the Notes

In the opinion of Norton Rose Fulbright Canada LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture and delivered against payment therefor, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or Québec, or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to the following limitations: (i) the enforceability of the indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws of general application affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the principle that the availability of equitable remedies, such as specific performance and injunction, may only be granted at the discretion of a court of competent jurisdiction; (iii) under applicable limitations statutes generally, including that the enforceability of the

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Fixed to Floating Rate Callable Notes due May 21, 2046

Daily Secured Overnight Financing Rate (SOFR) Linked Range Accrual Notes

indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under such applicable limitations statutes; (iv) rights to indemnity and contribution under the notes or the indenture which may be limited by applicable law; and (v) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada and such judgment may be based on a rate of exchange in existence on a day other than the day of payment, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated December 20, 2023, which has been filed as Exhibit 5.3 to the Bank’s Form 6-K filed with the SEC dated December 20, 2023. References to the “indenture” in this paragraph mean the Indenture as defined in the opinion of Norton Rose Fulbright Canada LLP dated December 20, 2023, as further amended and supplemented by the sixth supplemental indenture dated as of July 23, 2024.

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Bank, when the notes offered by this pricing supplement have been issued by the Bank pursuant to the indenture, the trustee has made, in accordance with the indenture, the appropriate notation to the master note evidencing such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Bank, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions or applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law or (ii) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as the foregoing opinion involves matters governed by the laws of the Provinces of Ontario and Québec and the federal laws of Canada, you have received, and we understand that you are relying upon, the opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Bank, set forth above. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated May 16, 2024, which has been filed as an exhibit to the Bank’s Form 6-K filed with the SEC on May 16, 2024. References to the “indenture” in this paragraph mean the Indenture as defined in the opinion of Davis Polk & Wardwell LLP dated May 16, 2024, as further amended and supplemented by the sixth supplemental indenture dated as of July 23, 2024.

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